# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Plymouth Industrial REIT, Inc., CIK 0001515816
CUSIP: 729640102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Custom House Street, 11th Floor, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 08/13/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001677508
Persons authorized to receive notices and communications: Joshua Peck, c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas (TX), 75201, 469-621-3001

## Reporting persons
- TSSP SUB-FUND HOLDCO, LLC (CIK 0001677508): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,944,921; sole dispositive power 0; shared dispositive power 4,944,921; aggregate amount beneficially owned 4,944,921 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: See Item 5 for calculation of beneficial ownership.
- ALAN WAXMAN: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,944,921; sole dispositive power 0; shared dispositive power 4,944,921; aggregate amount beneficially owned 4,944,921 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: See Item 5 for calculation of beneficial ownership.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Plymouth Industrial REIT, Inc.
Address of issuer's principal executive offices: 20 Custom House Street, 11th Floor, Boston, Massachusetts (MA), 02110
Comment: This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Plymouth Industrial REIT, Inc. (the "Issuer"). The Reporting Persons (as defined below) previously filed a Schedule 13G pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended.

## Item 2. Identity and Background
Name of person filing: This Schedule 13G is being filed jointly by TSSP Sub-Fund HoldCo, LLC ("Sub-Fund HoldCo") and Alan Waxman ("Mr. Waxman" and each a "Reporting Person" and, together, the "Reporting Persons"), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.
Residence or business address:
The principal business address of Sub-Fund HoldCo is as follows:
c/o Sixth Street Partners, LLC
2100 McKinney Avenue
Suite 1500
Dallas, TX 75201

The principal business address of Mr. Waxman is as follows:
1 Letterman Drive, Building B, Suite B6-100
San Francisco, CA 94129
Present principal occupation or employment:
The principal business of Sub-Fund HoldCo is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies. The present principal occupation of Mr. Waxman is officer, director and/or manager of entities affiliated with the Reporting Persons.

Sub-Fund HoldCo is the sole member of TAO SPV GP, LLC, a Delaware limited liability company, which is the manager of Isosceles Investments, LLC, a Delaware limited liability company ("Isosceles"), which directly holds the securities reported herein. Sub-Fund HoldCo is managed by its sole member, whose managing member is Mr. Waxman. Because of Sub-Fund HoldCo's and/or Mr. Waxman's relationship to Isosceles, Sub-Fund HoldCo and/or Mr. Waxman may be deemed to beneficially own the securities held by Isosceles. Each of Sub-Fund HoldCo and Mr. Waxman disclaims beneficial ownership of the securities held by Isosceles.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth under Items 4, 5 and 6 of this Schedule 13D is incorporated herein by reference.

On August 26, 2024 (the "Effective Date"), the Issuer and Plymouth Industrial OP, LP, the Issuer's subsidiary (the "Operating Partnership"), and Isosceles entered into a Securities Purchase Agreement ("Purchase Agreement"), pursuant to which Isosceles agreed to purchase up to 140,000 Series C Cumulative Perpetual Preferred Units ("Series C Preferred Units"), plus any additional units paid as dividends pursuant to the Certificate of Designations, and warrants (the "Warrants") to purchase, in the aggregate, up to 11,760,000 (subject to adjustment) of the Operating Partnership's common partnership units (the "OP Units") (subject to adjustment), for an aggregate cash purchase price of up to $140 million. Under the terms of the Purchase Agreement, Isosceles purchased 140,000 Series C Preferred Units and Warrants exercisable for 11,760,000 OP Units (subject to the Ownership Limitation described below) for an aggregate purchase price of $140.0 million. Of these amounts, an aggregate of 60,910 Series C Preferred Units and Warrants exercisable for 11,760,000 OP Units were purchased on August 26, 2024 and an additional 79,090 Series C Preferred Units were purchased and issued at a subsequent closing on May 28, 2025. The OP Units are redeemable for cash or, at the election of the Issuer, shares of Common Stock. The source of the funds for the purchase of the Series C Preferred Units and Warrants was the available investment capital of Isosceles including capital contributions from one or more investors for investment purposes.

The Warrants were issued in three tranches pursuant to a warrant agreement (the "Warrant Agreement") entered into by the Issuer, the Operating Partnership and Isosceles on the Effective Date: (1) the first tranche was for 4,410,000 OP Units, with an initial strike price of $25.25 per share, (2) the second tranche was for 2,940,000 OP Units, with an initial strike price of $26.25 per share, and (3) the third tranche was for 4,410,000 OP Units, with an initial strike price of $27.25 per share. The strike price of the Warrants and OP Units issuable upon exercise of the Warrants are subject to customary adjustments. The Warrants are exercisable on a net settlement basis and expire on August 26, 2029, subject to a two-year extension under certain conditions.

The foregoing description of the Purchase Agreement and Warrant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed herewith as Exhibits 2 and 3 and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Proposal

On August 13, 2025, Sixth Street Partners, LLC, an affiliate of the Reporting Persons, delivered, on behalf of certain of its affiliated funds or investment vehicles (collectively, "Sixth Street"), a non-binding proposal (the "Proposal") to the board of directors of the Issuer (the "Board") offering to acquire 100% of the outstanding Common Stock and 100% of the common equity interests of Plymouth Industrial Operating Partnership, L.P. for a price per share equal to $24.10 (the "Proposed Transaction"). The Proposal assumes ordinary dividends are paid in normal course, which could provide shareholders with additional value of approximately $0.24 per share per quarter.

The Proposal is non-binding in nature and does not obligate Sixth Street, the Issuer or any of their affiliates in any way to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete the Proposed Transaction. No assurances can be given that the Proposal will be accepted by the Issuer or that, if accepted, the Proposed Transaction contemplated under the Proposal will be consummated. A binding commitment with respect to the Proposed Transaction will result only from the approval of the Proposed Transaction by Sixth Street's investment committee and execution of definitive documentation with respect to the Proposed Transaction. The Proposed Transaction would also be subject to customary closing conditions.

Sixth Street intends to finance the Proposal through a combination of cash from one or more investment vehicles affiliated with Sixth Street and approximately $1.5 billion in new debt financing.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, which is filed herewith as Exhibit 4 and incorporated herein by reference.

While the Proposal remains under consideration and subject to negotiation, Sixth Street and their representatives may respond to inquiries from the Issuer or their representatives and engage in discussions and negotiations with respect to the Proposal. The Proposal may lead to one or more subsequent revised or different proposals that could result in one or more affiliates of Sixth Street acquiring all or substantially all of the outstanding capital stock of the Issuer, which would result in a delisting and deregistration of the Common Stock. Sixth Street may, at the same time or subsequently, also explore other strategic alternatives, including but not limited to: different kinds of corporate transactions involving the Issuer and its securities, such as sales or acquisitions of shares, assets or businesses by the Issuer, including sales to or acquisitions from one or more affiliates of Sixth Street; engaging with third parties to pursue the Proposal or other strategic transactions, including, but not limited to, a transaction that leads to delisting and reregistration of the Common Stock; or other business combination transactions such as a merger, reorganization, or other material transaction. There can be no guarantee that Sixth Street will make any such proposal, and if any such proposal is made, Sixth Street can provide no assurances that they will successfully consummate any proposed transaction.

General

All Issuer securities beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons intend to review the investment in the Issuer on a continuing basis and depending on such review may consider from time to time various alternative courses of action. The Reporting Persons reserve the right, in light of their ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price and availability of the Common Stock or other securities of the Issuer, conditions in the securities markets generally, general economic and industry conditions, regulatory requirements, other investment opportunities available to them, their business and investment objectives and other relevant factors, to change their plans and intentions at any time or to take such actions with respect to the Reporting Persons' investment in the Issuer as they deem appropriate, in each case as may be permitted pursuant to applicable law and contractual agreements.

In the course of their review, the Reporting Persons or their representatives may enter into discussions with the Board, members of management, other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; listing or de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 44,553,789 shares of Common Stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.

The securities reported herein are held of record by Isosceles. As of the date hereof, Isosceles directly holds Warrants that are exercisable for 11,760,000 OP Units, subject to the Ownership Limitation (as defined below). The OP Units are redeemable for cash or, at the election of the Issuer, shares of Common Stock.

The number of shares of Common Stock into which the Warrants are exercisable is limited pursuant to the terms of such Warrants to that number of shares of Common Stock that would result in the Reporting Persons and their affiliates having aggregate beneficial ownership of no more than 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"). In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Warrants to the extent that such exercise would cause the Reporting Persons' aggregate beneficial ownership to exceed or remain above the Ownership Limitation. Due to the Ownership Limitation, as of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to the remaining 6,815,079 shares of Common Stock into which such Warrants would otherwise be exercisable.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

Certificate of Designations for Series C Preferred Units

Each Series C Preferred Unit has the powers, designations, preferences, and other rights of the shares of such series as are set forth in the Certificate of Designations.

Distributions on each Series C Preferred Unit will (i) accrue daily and be compounded monthly on the then-applicable PIK Distribution Rate and Cash Distribution Rate (as such terms are defined in the Certificate of Designations) and on any Accrued Distribution (as defined in the Certificate of Designations) at a rate equal to the PIK Distribution Rate or Cash Distribution Rate, as applicable, and (ii) be payable quarterly in arrears.

Distributions are payable quarterly in additional Series C Preferred Units ("PIK Distributions") and cash ("Cash Distributions" and, together with the PIK Distributions, the "Distributions") on January 15, April 15, July 15, and October 15 of each year (each a "Distribution Payment Date"). If the Operating Partnership fails to pay in a full PIK Distribution and declare and pay a full Cash Distribution on any Distribution Payment Date, then the Series C Series Preferred Units will immediately upon such failure continue to accrue and cumulate at a rates equal to the applicable Distribution Rate in effect as of immediately prior to such time plus, in the case of the Cash Distribution Rate an additional 4.0% per annum (the "Penalty Rate"), with such Penalty Rate payable quarterly in arrears on each Distribution Payment Date for the period from and including the last Distribution Payment Date upon which the Operating Partnership paid in full all accrued and unpaid Distributions on the Series C Preferred Units through but not including the day upon which the Operating Partnership pays an aggregate amount of Distributions on the Series C Preferred Units equal to all accrued and unpaid Distributions.

The Series C Preferred Units will rank (i) senior to (a) all other partnership units of the Operating Partnership outstanding as of the original issue date, (b) the Common Stock, and (c) all other partnership units that the Operating Partnership may issue in the future or capital stock that the Company may issue in the future, the terms of which do not expressly provide that such class or series ranks on a parity basis with or senior to the Series C Preferred Units and (ii) on a parity basis with each other class or series of partnership units that the Operating Partnership may issue in the future or capital stock that the Issuer may issue in the future, the terms of which expressly provide that such class or series ranks on a parity basis with the Series C Preferred Units, in each case, with respect to dividend rights, rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Operating Partnership or Issuer, as applicable. The Series C Preferred Units have a liquidation preference per Series C Preferred Units equal to the Redemption Price (as defined below).

The Operating Partnership, at its option, may redeem for cash the Series C Preferred Units, in whole or in part, on the redemption date(s) fixed by the Operating Partnership in one or more redemption notices sent not less than 30 days nor more 60 days prior to the date fixed for redemption (the "Redemption Date") at a price per Series C Preferred Unit equal to the greater of (a) $1,000 (subject to adjustment as provided for in the Certificate of Designations), plus all accrued and unpaid Distributions (including any Accrued Distributions on such Series C Preferred Unit (whether or not authorized or declared) through but not including the applicable Redemption Date and (b) $1,350 less the aggregate amount of Cash Distributions actually paid in respect of such Series C Preferred Unit after the Issue Date (the "Redemption Price"). If the Operating Partnership or the Company executes and delivers an agreement the performance of which would constitute a Fundamental Change (as defined in the Certificate of Designations), the Operating Partnership is required to redeem the Series C Preferred Units at the Redemption Price.

Each holder of Series C Preferred Units will have one vote per Series C Preferred on any matter on which holders of Series C Preferred Units are entitled to vote and will vote separately as a class (as described below), whether at a meeting or by written consent. Except for the following rights or as required by law, the holders of the Series C Preferred Units shall not be entitled to vote on any matter, or receive notice of, or to participate in, any meeting of partners at which they are not otherwise entitled to vote. The vote or consent of the holders of at least a majority of the Series C Preferred Units outstanding at such time, voting together as a separate class, is required in order for the Issuer or the Operating Partnership to (i) amend or alter the Issuer's charter or the Operating Partnership's partnership agreement to authorize or create, or increase the authorized amount of, or otherwise issue any partnership units or capital stock ranking senior to or on a parity with the Series C Preferred Units; (ii) amend, alter, waive or repeal and provision of the Issuer's charter or the Operating Partnership's partnership agreement if such amendment, alteration, waiver or repeal would adversely affect the rights, preferences, privileges and voting right so the Series C Preferred Units; (iii) issue any equity securities of any subsidiary of the Operating Partnership (or any securities or rights convertible or exchangeable into, or exercisable for, such equity securities) to any third party other than the Partnership and or a wholly-owned subsidiary of the Partnership; (iv) incur, refinance, create or guarantee any indebtedness, except for the incurrence of indebtedness that does not exceed certain financial thresholds; (v) effect a Fundamental Change or voluntarily or involuntarily liquidate, dissolve or wind up the Company or the Operating Partnership, subject to certain exceptions; (vi) pay any dividend or distribution in cash, capital stock or other assets of the Company or the Partnership on or in respect of, or the repurchase or redemption of, partnership units or capital stock ranking on a parity with or junior to the Series B Preferred Stock, subject to certain exceptions; (vii) enter into an transaction or series of transactions for the (a) purchase, license, lease or other acquisition of any entity or assets constituting a business, unit or division thereof or (b) sale, license, lease or otherwise dispose of assets by the Company or its subsidiaries in excess of certain thresholds; (viii) enter into any joint venture, investment fund, partnership or similar agreement involving the sharing of profits or revenues; (ix) voluntarily deregister the Issuer under the Securities Exchange Act of 1934, as amended, or delist the Common Stoch with the New York Stock Exchange; (x) consummate and exchange or reclassification involving the Series C Preferred Units or merge or consolidate the Issuer or the Operating Partnership with another entity, such to certain exceptions; (xi) take any action reasonably expected to cause the Company to no longer be taxed as a real estate investment trust; or (xii) take any action that has the intention or effect of subverting the restrictions described in clauses (i) through (xi) above, in each case subject to the terms and conditions set forth in the Certificate of Designations.

Registration Rights Agreement

On August 26, 2024, the Issuer and Isosceles entered into a Registration Rights Agreement ("Registration Rights Agreement"), whereby the Isosceles is entitled to customary registration rights with respect to the shares of Common Stock for which the Warrants may ultimately be exercised.

Board Observer Right

On August 26, 2024, the Issuer and Isosceles entered into a Board Observer Agreement ("Board Observer Agreement"), pursuant to which Isosceles has the right to designate one person as a non-voting observer on the Board.

The foregoing description of the Certificate of Designations, Registration Rights Agreement and Board Observer Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed herewith as Exhibit 5, 6 and 7 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 1 Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (filed herewith)

Exhibit 2 Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on August 27, 2025)

Exhibit 3 Warrant Agreement (incorporated by reference to Exhibit 10.2 to the Form 10-Q by the Issuer with the SEC on November 12, 2024)

Exhibit 4 Proposal (filed herewith)

Exhibit 5 Certificate of Designations (incorporated by reference to Exhibit 3.1 to the Form 10-Q filed by the Issuer with the SEC on November 12, 2024)

Exhibit 6 Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed by the Issuer with the SEC on November 12, 2024).

Exhibit 7 Board Observer Agreement (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by the Issuer with the SEC on November 12, 2024)

Exhibit 8 Authorization and Designation Letter, dated June 15, 2023, by Alan Waxman (filed herewith).

## Signatures
- TSSP SUB-FUND HOLDCO, LLC: /s/ Joshua Peck, Joshua Peck, Vice President (08/18/2025)
- ALAN WAXMAN: /s/ Joshua Peck(1), Joshua Peck, on behalf of Alan Waxman (08/18/2025)
Comment: (1) Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated December 31, 2024, filed herewith.